UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

January 29, 2007

Item 3.	News Release

On January 29, 2007 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that the Chairman and the CEO jointly rang the bell to open trading on the American Stock Exchange today.

Item 5.	Full Description of Material Change
5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

5.2 Disclosure of Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable. This report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 29th day of January 2007.

SCHEDULE “A”

For Immediate Release: January 29, 2007

EXETER RINGS THE OPENING BELL ON THE AMERICAN STOCK EXCHANGE

Vancouver, B.C., January 29, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB - “Exeter”) Chairman Yale Simpson and CEO Bryce Roxburgh jointly rang the bell to open trading on the American Stock Exchange (“Amex”) today.

The Company commenced trading on Amex under the symbol “XRA” on November 9, 2006, while continuing to trade on the TSX Venture Exchange (“TSX-V”) under the symbol “XRC”.

Exeter Chairman, Yale Simpson, commented: “The Amex listing has been a significant milestone in our corporate growth. The listing has provided a far more convenient trading market for U.S. investors, and has significantly enhanced our visibility within the U.S. investment community. Amex trading now accounts for half of our total trading volume.”

An interview with the Chairman and the CEO of the Company will shortly be available on the Company’s website www.exeterresource.com.

La Cabeza Project Update

The La Cabeza property in Argentina is rapidly advancing towards a decision on mine development options. A multi-rig drilling program was completed in December, although core logging, sampling and assaying will continue through February. News releases over the coming weeks will report results from this drilling, as they become available.

A new, independent estimation of La Cabeza gold resources is scheduled for release in April or May, ahead of a scoping study to establish the necessary parameters for feasibility and environmental studies.

On December 20, 2006, the Company reported that the Governor of Mendoza Province, Argentina had vetoed legislation that proposed to suspend the granting of new exploration and mining licences in Mendoza until approval of a new environmental plan. Since then, the Company’s operations at La Cabeza have continued in the ordinary course.

A Senate committee has now been established to consider environmental legislation proposed by the Governor. The Company understands that the committee will meet during February: however, nothing more is known at this time.

About Exeter Resource Corporation

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America.

In the prospective, Patagonia region of Argentina, Exeter is currently drilling the Cerro Moro epithermal gold property, one of 12 gold and silver properties held under a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. To date approximately 1100 metres have been completed of an initial, 3500 metre program. Results are expected by late February.

In the Maricunga district of Chile, Exeter is midway through its first drilling program on the Caspiche epithermal gold property. Caspiche is the principal property of a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. Results are expected by late February to early March.

In southern Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

For further information about our Company please visit our website: www.exeterresource.com.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to Exeter’s exploration plans and expectations for advancing its exploration properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date January 29, 2007
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director